File No.    69-250

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming

Exemption under Rule U-3A-2 from the

Provisions of the Public Utility Holding

Company Act of 1935

To be Filed Annually Prior to March 1

TECO Energy, Inc. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the “Act”) and submits the following information:

1.	Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly hold an interest.

Claimant, TECO Energy, Inc. (“TECO Energy”), is a corporation organized on January 15, 1981 under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). TECO Energy owns no operating assets, but does own directly or indirectly the common stock of, or an ownership interest in, 143 subsidiaries.

Name and location	State of organization and nature of business
TECO Energy, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Parent company.

Tampa Electric Company (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Through its electric division (Tampa Electric), operates as an electric utility serving West Central Florida. Through its gas division (Peoples Gas System), operates as a local natural gas distribution business serving territories in Florida.

Power Engineering & Construction, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Engaged in the repair of customer-owned transmission and distribution equipment primarily for emergency, convenience and safety within Tampa Electric’s retail territory.

TECO Investments, Inc. (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Invests capital short - and long-term financial investments.

TECO Finance, Inc. (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Provides financing for the unregulated activities of TECO Energy.

TECO Oil & Gas, Inc. (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Non-operating company.

(1)	Direct subsidiary of TECO Energy, Inc.

Name and location	State of organization and nature of business
TECO Diversified, Inc. (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Holding company.

TECO Coal Corporation 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Holding company.

Bear Branch Coal Company 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Coal mining.

Raven Rock Development Corporation 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Real estate investment.

Clintwood Elkhorn Mining Company 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Coal mining and processing.

Gatliff Coal Company 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Coal mining and processing.

Pike-Letcher Land Company 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Land management.

Premier Elkhorn Coal Company 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Coal mining and processing.

Rich Mountain Coal Company 200 Allison Boulevard Corbin, Kentucky 40701	Tennessee. Coal mining.

Perry County Coal Corporation 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Coal mining and processing.

Ray Coal Company, Inc. 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Land management.

Whitaker Coal Corporation 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Holds coal mining permits.

(1)	Direct subsidiary of TECO Energy, Inc.

Name and location	State of organization and nature of business
TECO Synfuel Holdings, LLC 200 Allison Boulevard Corbin, Kentucky 40701	Delaware. Holds a membership interest in Pike Letcher Synfuel, LLC.

TECO Synfuel Operations, LLC 200 Allison Boulevard Corbin, Kentucky 40701	Delaware. Managing member of Pike Letcher Synfuel, LLC.

Pike Letcher Synfuel, LLC 200 Allison Boulevard Corbin, Kentucky 40701	Delaware. Operator of synthetic fuel manufacturing facilities.

TECO Coalbed Methane Florida, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Holds residual assets and liabilities of Coalbed Methane business which was sold in Dec. 2002.

TECO Properties Corporation 702 North Franklin Street Tampa, Florida 33602	Florida. Real estate investment.

Brandon Properties Partners, Ltd. 8925 Eagle Watch Drive Riverview, Florida 33569	Florida. Real estate investment.

B-T One, LLC 17900 SE 17th Street, STE 300 Ocala, Florida 34471	Florida. Real estate investment.

Hernando Oaks, LLC 1610 Barrancas Avenue Pensacola, Florida 32501	Florida. Real estate investment.

Walden Woods Business Center, Ltd. 24301 Walden Center Drive Bonita Springs, Florida 34134	Florida. Real estate investment.

TECO Solutions, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Holding company.

BGA Special Project One 702 North Franklin Street Tampa, Florida 33602	Florida. Limited partner of TECO AGC, Limited.

TECO AGC, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. General partner of TECO AGC, Limited.

TECO AGC, Limited 702 North Franklin Street Tampa, Florida 33602	Florida. Owns and operates a chilled water district cooling system in Tampa.

Name and location	State of organization and nature of business
TECO Thermal Systems, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Owns and operates a chilled water district cooling system in Miami.

BCH Mechanical, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Mechanical contracting.

SDB Leasing Corporation 702 North Franklin Street Tampa, Florida 33602	Florida. Equipment leasing company for BCH Mechanical companies.

Staffing Systems, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Professional employee organization that provides payroll services to BCH Mechanical companies.

Prior Energy Corporation 702 North Franklin Street Tampa, Florida 33602	Delaware. Natural gas energy management services. Does not own or operate any facilities for the distribution of natural or manufactured gas at retail.

Prior Intrastate Corporation 702 North Franklin Street Tampa, Florida 33602	Delaware. Natural gas energy management services. Does not own or operate any facilities for the distribution of natural or manufactured gas at retail.

TECO Energy Services, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Energy services company that performs engineering analysis, design and construction management.

TECO Gas Services, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Natural gas energy management services whose book of business was sold in 2003. Does not own or operate any facilities for the distribution of natural or manufactured gas at retail.

TECO Partners, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Sales and marketing.

TECO Fiber, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Holds a membership interest in Litestream Technologies, LLC.

Litestream Technologies, LLC 3550 West Waters Avenue Tampa, Florida 33614	Florida. Provides bundled telecommunications services over fiber-optic networks to residential customers.

Name and location	State of organization and nature of business
TECO Propane Ventures, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holds an interest in U.S. Propane, LLC.

U.S. Propane, LLC 8801 South Yale Avenue STE 310 Tulsa, Oklahoma 74137	Delaware. Retail propane distribution. Holds an interest in U.S. Propane, LP.

U.S. Propane, LP 8801 South Yale Avenue STE 310 Tulsa, Oklahoma 74137	Delaware. Retail propane distribution. Holds an interest in Heritage Holdings, Inc. and is the general partner of Heritage Propane Partners, LP, having publicly traded units, and limited partner of Heritage Operating, LP. U.S. Propane, LP is also the general partner of Heritage Operating, LP.

Heritage Holdings, Inc. 8801 South Yale Avenue STE 310 Tulsa, Oklahoma 74137	Oklahoma. Holds an interest in Heritage Propane Partners, LP.

Heritage Operating, LP 8801 South Yale Avenue STE 310 Tulsa, Oklahoma 74137	Delaware. Retail propane distribution.

TECO Transport Corporation 702 North Franklin Street Tampa, Florida 33602	Florida. Holding company.

TECO Bulk Terminal, LLC 702 North Franklin Street Tampa, Florida 33602	Louisiana. Transfers and stores coal and other dry bulk commodities.

TECO Ocean Shipping, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Transports coal and other dry bulk commodities in ocean-going vessels to various domestic and international destinations.

TECO Ocean Shipping, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Non-operating company.

TECO Barge Line, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Transports coal and other dry bulk commodities in river barges.

TECO Towing Company 702 North Franklin Street Tampa, Florida 33602	Florida. Charters river barges and purchases fuel for subsequent resale to affiliated companies.

Name and location	State of organization and nature of business
TECO Stevedoring Services, Inc. (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Unloads coal from ocean-going vessels.

Peoples Sales & Service Company (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Non-operating company.

Suwannee Gas Marketing, Inc. (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Holding company.

Seminole Gas Marketing P.O. Box 2563 1900 5th Avenue North Birmingham, Alabama 35202	Florida. General partnership that markets natural gas to end-users. Does not own or operate any facilities for the distribution of natural or manufactured gas at retail.

Peoples Gas System(Florida), Inc. (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Name-holding company with no operations.

TECO Funding Company I, LLC(1) 300 Delaware Avenue 9th Floor Wilmington, Delaware 19801	Delaware. Formed in connection with the issuance of trust preferred securities to the public in 2000.

TECO Funding Company II, LLC(1) 300 Delaware Avenue 9th Floor Wilmington, Delaware 19801	Delaware. Formed in connection with the issuance of mandatorily convertible trust preferred securities to the public in 2002.

TECO Funding Company III, LLC(1) 300 Delaware Avenue 9th Floor Wilmington, Delaware 19801	Delaware. Formed in connection with potential future issuance of trust preferred securities.

(1)	Direct subsidiary of TECO Energy, Inc.

Name and location	State of organization and nature of business
TECO Wholesale Generation, Inc. (1) (formerly TECO Power Services Corporation) 702 North Franklin Street Tampa, Florida 33602	Florida. Holding company.

H Power I, Inc. (formerly Hardee Power I, Inc.) 702 North Franklin Street Tampa, Florida 33602	Florida. Former general partner of Hardee Power Partners. Non-operating company. (2)

H Power II, Inc. (formerly Hardee Power II, Inc.) 702 North Franklin Street Tampa, Florida 33602	Florida. Former limited partner of Hardee Power Partners. Non-operating company (2)

TPS Hamakua, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. General partner of Hamakua Energy Partners, LP, an EWG.

TPS Hawaii, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. A member of Hamakua A, LLC, a holding company.

Hamakua A, LLC J.A. Jones Drive Charlotte, North Carolina 28287	Delaware. A limited partner of Hamakua Energy Partners, LP, an EWG.

TPS Hamakua Land, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. A general partner of Hamakua Land Partnership, LLP.

TPS Operations Holding Company 702 North Franklin Street Tampa, Florida 33602	Florida. Holding company.

TPS Virginia Operations Company 702 North Franklin Street Tampa, Florida 33602	Virginia. Operator of Commonwealth Chesapeake Power Station, a wholesale power generation project located in Virginia.

TPS Arizona Operations Company 702 North Franklin Street Tampa, Florida 33602	Florida. Operator of the Gila River Power Station, a wholesale power generation project located in Arizona.

(1)	Direct subsidiary of TECO Energy, Inc.
(2)	Sold its partnership interests in Hardee Power Partners, Ltd., the owner of Hardee Power Station, in September 2003.

Name and location	State of organization and nature of business
TPS Arkansas Operations Company 702 North Franklin Street Tampa, Florida 33602	Arkansas. Operator of the Union Power Station, a wholesale power generation project located in Arkansas.

TPS Dell Operations Company 702 North Franklin Street Tampa, Florida 33602	Florida. Operator of the Dell Power Station, a wholesale power generation project for which construction has been suspended.

TPS Dell WDP, LLC 702 North Franklin Street Tampa, Florida 33602	Arkansas. Real estate holding company.

TPS McAdams Operations Company 702 North Franklin Street Tampa, Florida 33602	Florida. Operator of the McAdams Power Station, a wholesale power generation project for which construction has been suspended.

TPS Operations Company 702 North Franklin Street Tampa, Florida 33602	Florida. Operator of Hardee Power Station, a wholesale power generation project located in Florida.

TPS Frontera Operations I, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. General partner of TPS Frontera Operations, LP.

TPS Frontera Operations II, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Limited partner of TPS Frontera Operations, LP.

TPS Frontera Operations, LP 702 North Franklin Street Tampa, Florida 33602	Florida. Operator of Frontera Power Station, a wholesale power generation project located in Texas.

TECO Power Ventures, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Holding company.

TPS TriCo, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holding company.

TPS Tejas GP, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. General partner of Frontera Generation Limited Partnership, an EWG.

TPS Tejas LP, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited partner of Frontera Generation Limited Partnership, an EWG.

TPS LP, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Limited partner of TECO-Panda Generating Company, LP.

Name and location	State of organization and nature of business
TPS GP, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. General partner of TECO-Panda Generating Company, LP.

TECO-Panda Generating Company, LP 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited partnership with interests in wholesale power generation projects.

Union Power I, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company that owns 1% interest in Union Power Partners, LP, an EWG.

Union Power II, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company that owns a 99% interest in Union Power Partners, LP, an EWG.

Panda Gila River I, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company that owns a 1% interest in Panda Gila River, LP, an EWG.

Panda Gila River II, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company that owns a 99% interest in Panda Gila River, LP, an EWG.

Trans-Union Interstate I, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company that owns a 1% interest in Trans-Union Interstate Pipeline, LP.

Trans-Union Interstate II, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company that owns a 99% interest in Trans-Union Interstate Pipeline, LP.

Trans-Union Interstate Pipeline, LP 702 North Franklin Street Tampa, Florida 33602	Delaware. Natural gas energy management services. Does not own or operate any facilities for the distribution of natural or manufactured gas at retail.

TPS LP II, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Limited partner of TECO-Panda Generating Company II, LP.
TPS GP II, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. General Partner of TECO-Panda Generating Company II, LP.

TECO-Panda Generating Company II, LP 702 North Franklin Street Tampa, Florida 33602	Delaware. Owns an interest in electric generating turbines.

TPS Holdings, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Non-operating company.

Name and location	State of organization and nature of business
TPS Guatemala One, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Developer and general partner of the Alborada Power Station.

TECO EnergySource, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Energy marketing company.

TPS Materials, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Parts warehousing operations company.

Pasco Power GP, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Holds an indirect interest in Pasco Cogen, Ltd.

Pasco Project Investment Partnership, Ltd. 702 North Franklin Street Tampa, Florida 33602	Florida. General partner of Pasco Cogen, Ltd.

Pasco Cogen, Ltd. 702 North Franklin Street Tampa, Florida 33602	Florida. Natural gas-fired cogeneration plant.

TM Power Ventures, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Formed for developing projects for production of electricity, thermal energy, chilled water and byproducts.

TM Czech Power, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holding company.

TM Kladno Electricidad, s.r.l. 702 North Franklin Street Tampa, Florida 33602	Spain. Holding company.

TM Kladno, B.V. Weena 336 3012 NJ Rotterdam The Netherlands	The Netherlands. Holding company.

Nations Kladno, B.V. 1076 A2 Amsterdam Locatellikade 1, Parnassustoren The Netherlands	The Netherlands. Holding company.

Name and location	State of organization and nature of business
TM ECK, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holding company.

Nations Kladno (II) B.V. 1076 A2 Amsterdam Locatellikade 1, Parnassustoren The Netherlands	The Netherlands. Former holding company of Energeticke Centrum Kladno, spol. s.r.o., a foreign utility company.

TM Delmarva Power LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holds an interest in Commonwealth Chesapeake. Company, LLC, an EWG.

TPS International Power, Inc. P. O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman, Cayman Islands, B.W.I.	Cayman Islands. Subsidiary formed for the purpose of developing wholesale power generation projects.

TPS San Jose International, Inc. P. O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I.	Cayman Islands. Subsidiary formed for the purpose of developing wholesale power generation projects.

Tecnologia Maritima, S.A. 13 Calle 3-40, Zona 10 Edifico Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala, C.A.	Guatemala. Owner of bulk (liquid and solid) material transfer and bulk storage (solid) facility.

Name and location	State of organization and nature of business
TPS Palmera, LDC P.O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I.	Cayman Islands. Holds an interest in Triangle Finance Company, LLC and Palm Import and Export Corporation.

Tasajero I, LDC P.O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I.	Cayman Islands. Holds a partnership interest in TPS Operaciones de Guatemala, Ltda. and TPS Administraciones, Ltda.

TPS Operaciones de Guatemala, Ltda. 13 Calle 3-40, Zona 10 Edifico Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala, C.A.	Guatemala. Operations company for Central Generadora Electrica San Jose S.R.L. (CGESJ), an EWG and foreign utility and Tampa Centro Americana de Electricidad, Limitada (TCAE), an EWG.

TPS Administraciones, Ltda. 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503, 5t°. Nivel Guatemala City Guatemala C.A.	Guatemala. Administration company for CGESJ, an EWG and foreign utility and TCAE, an EWG.

TPS San Jose, LDC P. O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I	Cayman Islands. Developer and joint venture partner in CGESJ. (3)

Palm Import and Export Corporation P.O. Box 146 Road Tolon, Tortola B.V.I.	British Virgin Islands. Holds an interest in CGESJ and TPS San Jose, LDC.

Triangle Finance Company, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Subsidiary formed for the purpose of borrowing and lending funds.

(3)	TPS San Jose, LDC held 92-percent and Palm Import and Export Corporation held 8-percent of the Class A shares of San Jose Power Holding Company at Dec. 31, 2003. TPS San Jose, LDC owned 99-percent of Triangle Finance Company, LLC at Dec. 31, 2003.

Name and location	State of organization and nature of business
San Jose Power Holding Company, Ltd. P.O. Box 1111GT George Town, Grand Cayman Cayman Islands, B.W.I.	Cayman Islands. Holds a partnership interest in CGESJ.

TPS de Ultramar, Ltd. P.O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I.	Cayman Islands. Holding company.

TPS de Ultramar Guatemala, S.A. 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Holding company.

Generacion Electrica Centroamericana, S.A. 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Subsidiary formed for the purpose of developing wholesale power generation projects.

Administradora de Inmuebles Santo Tomas, S.A. 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Holding company.

Distribucion Electrica CentroAmericana II, S.A. (DECA II) 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Holding company.

Name and location	State of organization and nature of business
Navega.com, S.A. 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Provides fiber optics through different carriers by telecommunications networks.

Credieegsa, S.A. 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Credit union for foreign utility company employees.

Commercializdora Electrica de Guatemala S.A. 13 Calle 3-40, Zona 10, Edificio Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Subsidiary formed to conduct non-regulatory business of a foreign utility.

Energica, S.A. 13 Calle 3-40, Zona 10, Edificio Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Subsidiary formed to conduct installation business of a foreign utility.

Transportista Electrica Centroamericana, S.A. 13 Calle 3-40, Zona 10, Edificio Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Transmission and wheeling company.

Name and location	State of organization and nature of business
TPS Escuintla I, LDC P. O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I.	Cayman Islands. Non-operating company.

TPS Pavana, Ltd. P.O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I.	Cayman Islands. Non-operating company.

TPS Holdings II, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Non-operating company.

PLC Development Holdings, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company with interests in wholesale power generation projects.

Panda Texas Generating I, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company that owns .5% interest in Texas Independent Energy, LP.

Panda Texas Generating II, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company that owns 49.5% interest in Texas Independent Energy, LP.

Texas Independent Energy, LP 13760 Noel Road, Suite 930 Dallas, Texas 75240-1300	Delaware. Limited partnership with ownership interests in wholesale power generation Projects.

Guadalupe Power I, LLC 13760 Noel Road, Suite 930 Dallas, Texas 75240-1300	Delaware. Limited liability company that owns 1% interest in Guadalupe Power Partners, LP, an EWG.

Guadalupe Power II, LLC 13760 Noel Road, Suite 930 Dallas, Texas 75240-1300	Delaware. Limited liability company that owns 99% interest Guadalupe Power Partners, LP an EWG.

Odessa-Ector Power I, LLC 13760 Noel Road, Suite 930 Dallas, Texas 75240-1300	Delaware. Limited liability company that owns 1% interest in Odessa-Ector Power Partners, LP, an EWG.

Odessa-Ector Power II, LLC 13760 Noel Road, Suite 930 Dallas, Texas 75240-1300	Delaware. Limited liability company that owns 99% interest in Odessa-Ector Power Partners, LP, an EWG.

Name and location	State of organization and nature of business

2.	A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which the claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

The only property to which this question applies to is Tampa Electric Company:

Tampa Electric Company - Electric Operations

At Dec. 31, 2003, Tampa Electric had five electric generating plants and four combustion turbine units in service with a total net winter generating capability of 3,256 megawatts: Big Bend (1,759-MW capability from four coal units), Bayside (formerly Gannon) (752-MW capability from one natural gas unit), Phillips (34-MW capability from two diesel units), Polk (260-MW capability from one integrated gasification combined cycle (IGCC) unit), two combustion turbine units (CTs) located at the Big Bend (85-MW), two CTs at Polk (360-MW), and 6-MW of generating capability from generation units located at the Howard Curren Advanced Waste Water Treatment Plant in the City of Tampa. Units at Hookers Point went into service from 1948-1955, at Gannon from 1957-1967 and at Big Bend from 1970-1985. The Polk IGCC unit began commercial operation in September 1996. In 1991, Tampa Electric purchased two power plants (Dinner Lake and Phillips) from the Sebring Utilities Commission (Sebring). Dinner Lake (11-MW capability from one natural gas unit) and Phillips were placed in service by Sebring in 1966 and 1983, respectively. In March 1994, Dinner Lake Station was placed on long-term standby and was retired from service in January 2003. All units at Hookers Point were retired from service in January 2003.

Engineering for repowering Gannon Station began in 2000 and the commercial operation for the first repowered unit (Bayside One) occurred on Apr. 24, 2003. The repowering of an additional unit (Bayside Two) was completed on Jan. 15, 2004. The station has been renamed and is now known as the Bayside Power Station.

Tampa Electric owns 187 substations having an aggregate transformer capacity of 19,825 MVA. The transmission system consists of approximately 1,308 pole miles of high voltage transmission lines, and the distribution system consists of 7,038 pole miles of overhead lines and 3,252 trench miles of underground lines. As of Dec. 31, 2003, there were 612,465 meters in service. All of this property is located in Florida.

All plants and important fixed assets are held in fee except that title to some of the properties is subject to easements, leases, contracts, covenants and similar encumbrances and minor title defects of a nature common to properties of the size and character of those of Tampa Electric.

Tampa Electric Company - Gas Operations

Tampa Electric Company, through its Peoples Gas System division, owns approximately 9,500 miles of distribution mains, over 5,500 miles of service lines, plus meters, regulators, and other related equipment used in serving natural gas to approximately 299,000 residential, commercial and industrial customers located wholly within the State of Florida.

The natural gas distribution properties are located primarily in the metropolitan areas of Jacksonville, Daytona Beach, Orlando, Eustis, Avon Park, Lakeland, Tampa, St. Petersburg, Sarasota, Palm Beach Gardens, Pompano Beach, Fort Lauderdale, Ft. Myers, Hollywood, North Miami, Miami Beach, Miami, Naples, Panama City and Ocala, Florida.

3.	The following information for the last calendar year with respect to the claimant and each of their subsidiary public utility companies:

(a)	Number of KWH of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

TECO Energy – None

Tampa Electric

18,933,401,000 KWH - Florida

$1,585.9 Million Revenue

Tampa Electric (Peoples Gas System division)

32,336,920 Mcf (Sales) Florida

$298.2 Million Revenue

81,659,580 Mcf (Transportation) Florida

$76.1 Million Revenue

TECO Wholesale Generation – None

(b)	Number of KWH of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

TECO Energy - None

Tampa Electric - None

TECO Wholesale Generation - None

(c)	Number of KWH of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

TECO Energy – None

Tampa Electric -

1,184,000 Total KWH

$81,384 Total Revenue

Texas

271,000 KWH

$13,712 Revenue

Missouri

- KWH

$(4,433) Revenue

North Carolina

63,000 KWH

$2,205 Revenue

Alabama

850,000 KWH

$69,900 Revenue

TECO Wholesale Generation – None

(d)	Number of KWH of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

TECO Energy – None

Tampa Electric

128,594,000 Total KWH

$8.5 Million Total Expense

Texas

95,378,000 KWH

$6.8 Million Expense

North Carolina

33,216,000 KWH

$1,754,343 Revenue

TECO Wholesale Generation – None

4.	The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

1.	Facility name, address and location:

Tampa Centro Americana de Electricidad, Limitada (TCAE)

Alborada Power Station (owned by TCAE, an EWG)

13 Calle 3-40, Zona 10

Edificio Atlantis

Oficina 503, 5t° Nivel

Guatemala City

Guatemala C.A.

Approximately 35 miles southwest of Guatemala City,

Guatemala

Description:

A 78-MW oil-fired electric generating facility. Also includes a 230-KV switchyard with two 13.8-KV transformers and associated equipment.

2.	Facility name, address and location:

Empresa Electrica de Guatemala, S.A. (EEGSA) (a foreign utility company)

13 Calle 3-40, Zona 10

Edificio Atlantis

Oficina 503, 5t° Nivel

Guatemala City

Guatemala C.A.

Located in Guatemala City, Guatemala

Description:

Principal electric distribution company in Guatemala.

3.	Facility name, address and location:

Central Generadora Electrica San Jose, S.R.L. (CGESJ)

San Jose Power Station (owned by CGESJ, an EWG and a foreign utility company

13 Calle 3-40, Zona 10

Edificio Atlantis

Oficina 503, 5t° Nivel

Guatemala City

Guatemala C.A.

Approximately 45 miles southwest of Guatemala City, Guatemala

Description:

A 120-MW coal-fired electric generating facility. Also includes a 230-KV switchyard with two 13.8-KV transformers and associated equipment.

4.	Facility name, address and location:

Commonwealth Chesapeake Company (CCC), LLC

(an EWG)

3415 White Oak Way

Newchurch, VA 23415

Located on the Delmarva Peninsula, Acconmack County,

Virginia

Description:

A 312-megawatt combustion turbine peaking plant using low-sulfur fuel oil. First phase entered service in the third quarter of 2000. Second phase entered service in the second quarter of 2001.

5.	Facility name, address and location:

TPS Dell, LLC (an EWG)

702 North Franklin St.

Tampa, Florida 33602

Location is City of Dell, Mississippi County, Arkansas

Description:

An approximately 600-megawatt gas-fired combined cycle electric generation plant under construction, in the City of Dell in Mississippi County, Arkansas. Construction was suspended in 2002.

6.	Facility name, address and location:

TPS McAdams, LLC (an EWG)

702 North Franklin St.

Tampa, Florida 33602

Location is Attala County, Mississippi

Description:

An approximately 600-megawatt gas-fired combined cycle electric generation plant under construction, in McAdams and Sallis, in Attala County, Mississippi. Construction was suspended in 2002.

7.	Facility name, address and location:

Union Power Partners, LP (an EWG)

702 N. Franklin Street

Tampa, Florida 33602

Location is Union County, Arkansas

Description:

An approximately 2200-megawatt natural gas-fired combined cycle electric generation plant. All four power blocks entered service by June 2003.

8.	Facility name, address and location:

Panda Gila River, LP (an EWG)

702 N. Franklin Street

Tampa, Florida 33602

Location is Maricopa County, Arizona.

Description:

An approximately 2150-megawatt natural gas-fired combined cycle electric generation plant. All four power blocks entered service by July 2003.

9.	Facility name, address and location:

Hamakua Energy Partners, LP

Hamakua Power Station(an EWG)

45-300 Lehua Street

P. O. Box 40

Honoka’a, Hawaii 96727

Located on the northeastern coast of the island of Hawaii, just north of the town of Honoka’a.

Description:

The plant consists of a nominal 60-MW combined cycle electric generation facility.

10.	Facility name, address and location:

Frontera Generation Limited Partnership

Frontera Power Station (an EWG)

320 S. Goodwin Road

Mission, Texas 78572

Location is Hildalgo County, Texas.

Description:

An approximately 477-megawatt gas-fired combined cycle electric generation plant.

11.	Facility name, address and location:

Texas Independent Energy Operating Company, LLC

(an EWG)

13760 Noel Road, Suite 930

Dallas, TX 75240

Attn:    Director of Legal Services

Located in Dallas County, Texas

Description:

The company is currently operating the Odessa-Ector Power Partners (Odessa Power Station) and the Guadalupe Power Partners (Guadalupe Power Station) facilities in the ERCOT portion of Texas.

12.	Facility name, address and location:

Guadalupe Power Partners, LP

(an EWG)

13760 Noel Road, Suite 930

Dallas, TX 75240

Attention:    Director of Legal Services

Located in Guadalupe County, Texas

Description:

A 1,000 MW natural gas-fired electric generating facility located in Guadalupe County, Texas. The facility began commercial operation on January 26, 2001.

13.	Facility name, address and location:

Odessa-Ector Power Partners, LP

(an EWG)

13760 Noel Road, Suite 930

Dallas, TX 75240

Attention:    Director of Legal Services

Located in Ector County, Texas

Description:

A 1,000-MW natural gas-fired electric generating facility located in Ector. The facility began commercial operation on August 24, 2001.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and the description of the interest held.

1.	TCAE

At December 31, 2003:

TECO Wholesale Generation, Inc. had a 100-percent ownership interest in TPS Guatemala One, Inc.

TPS Guatemala One, Inc. had a 96.06-percent ownership interest in TCAE.

2.	EEGSA

At December 31, 2003:

TECO Wholesale Generation, Inc. had a 100-percent ownership interest in TPS International Power, Inc.

TPS International Power, Inc. had a 100-percent ownership interest in TPS de Ultramar, Ltd.

TPS de Ultramar, Ltd. had a 99-percent ownership interest in TPS de Ultramar Guatemala, S.A.

TPS International Power, Inc. had a 1-percent ownership interest in TPS de Ultramar Guatemala, S.A.

TPS de Ultramar Guatemala, S.A. had a 30-percent ownership interest in DECA II.

DECA II had an 80.88-percent ownership in EEGSA.

3.	CGESJ

At December 31, 2003:

TECO Wholesale Generation, Inc. had a 100-percent ownership interest in TPS International Power, Inc.

TPS International Power, Inc. had a 100-percent ownership interest in TPS San Jose International, Inc.

TPS International Power, Inc. had a 1-percent ownership interest in TPS Palmera, LDC.

TPS San Jose International, Inc. had a 99-percent ownership interest in TPS San Jose, LDC.

TPS San Jose International, Inc. had a 99-percent ownership interest in TPS Palmera, LDC.

TPS San Jose, LDC had a 92-percent interest in the class A shares of San Jose Power Holding Company, Ltd.

Palm Import and Export Corporation had an 8-percent interest in the class A shares of San Jose Power Holding Company, Ltd.

TPS San Jose, LDC had a 99-percent interest in Palm Import and Export Corporation.

TPS Palmera, LDC had a 1-percent interest in Palm Import and Export Corporation.

TPS San Jose, LDC had a 99-percent interest in Triangle Finance Company, LLC.

TPS Palmera, LDC had a 1-percent interest in Triangle Finance Company, LLC.

San Jose Power Holding Company, Ltd. had a 92-percent interest in CGESJ.

Palm Import and Export Corporation had an 8-percent interest in CGESJ.

4.	Commonwealth Chesapeake Company, LLC

At December 31, 2003:

TECO Wholesale Generation, Inc. had a 100-percent ownership interest in TM Power Ventures, LLC.

TM Power Ventures, LLC had a 100-percent ownership in TM Delmarva Power, LLC.

TM Delmarva Power, LLC had a 100-percent economic ownership interest in Commonwealth Chesapeake Company, LLC.

5.	TPS Dell, LLC

At December 31, 2003:

TECO Wholesale Generation, Inc. had a 100-percent ownership interest in TECO Power Ventures, Inc.

TECO Power Ventures, Inc. had a 100-percent ownership interest in TPS TriCo, LLC.

TPS TriCo, LLC had a 100-percent ownership interest in TPS Dell, LLC.

6.	TPS McAdams, LLC

At December 31, 2003:

TECO Wholesale Generation, Inc. had a 100-percent ownership interest in TECO Power Ventures, Inc.

TECO Power Ventures, Inc. had a 100-percent ownership interest in TPS TriCo, LLC.

TPS TriCo, LLC had a 100-percent ownership interest in TPS McAdams, LLC.

7.	Union Power Partners, LP

At December 31, 2003:

TECO Wholesale Generation, Inc. had a 100-percent interest in TPS LP, Inc. and TPS GP, Inc.

TPS LP, Inc. had a 99-percent interest in TECO-Panda Generating Company, LP.

TPS GP, Inc. had a 1-percent interest in TECO-Panda Generating Company, LP.

TECO-Panda Generating Company, LP had a 100-percent interest in Union Power I, LLC and Union Power II, LLC.

Union Power I, LLC had a 1-percent interest in Union Power Partners, LP.

Union Power II, LLC had a 99-percent interest in Union Power Partners, LP.

8.	Panda Gila River, LP

At December 31, 2003:

TECO Wholesale Generation, Inc. had a 100-percent interest in TPS LP, Inc. and TPS GP, Inc.

TPS LP, Inc. had a 99-percent interest in TECO-Panda Generating Company, LP.

TPS GP, Inc. had a 1-percent interest in TECO-Panda Generating Company, LP.

TECO-Panda Generating Company, LP had a 100-percent interest in Panda Gila River I, LLC and Panda Gila River II, LLC.

Panda Gila River I, LLC had a 1-percent interest in Panda Gila River, LP.

Panda Gila River II, LLC had a 99-percent interest in Panda Gila River, LP.

9.	Hamakua Energy Partners, LP

At December 31, 2003:

TECO Wholesale Generation, Inc. had a 100-percent interest in TPS Hamakua, Inc. and TPS Hawaii, Inc.

TPS Hawaii, Inc. had a 50-percent ownership interest in Hamakua A, LLC.

TPS Hamakua, Inc. had a 1-percent interest in Hamakua Energy Partners, LP.

Hamakua A, LLC had a 98-percent interest in Hamakua Energy Partners, LP.

10.	Frontera Generation Limited Partnership

At December 31, 2003:

TECO Wholesale Generation, Inc. had a 100-percent interest in TECO Power Ventures, Inc.

TECO Power Ventures, Inc. had a 100-percent ownership interest in TPS TriCo, LLC.

TPS TriCo, LLC had a 100-percent ownership interest in TPS Tejas GP, LLC and TPS Tejas LP, LLC.

TPS Tejas GP, LLC had a 1-percent ownership interest in Frontera Generation Limited Partnership.

TPS Tejas LP, LLC had a 99-percent ownership interest in Frontera Generation Limited Partnership.

11.	Texas Independent Energy Operating Company, LLC

At December 31, 2003:

TECO Wholesale Generation, Inc. had a 100-percent interest in TPS Holdings II, Inc.

TPS Holdings II, Inc. had a 100-percent interest in PLC Development Holdings, LLC.

PLC Development Holdings, LLC had a 100-percent interest in Panda Texas Generating I, LLC and Panda Texas Generating II, LLC.

Panda Texas Generating I, LLC had a .5-percent interest in Texas Independent Energy, LP.

Panda Texas Generating II, LLC had a 49.5-percent interest in Texas Independent Energy, LP.

Texas Independent Energy, LP had a 100-percent interest in Texas Independent Energy Operating Company, LLC.

12.	Guadalupe Power Partners, LP

At December 31, 2003:

TECO Wholesale Generation, Inc. had a 100-percent interest in TPS Holdings II, Inc.

TPS Holdings II, Inc. had a 100-percent interest in PLC Development Holdings, LLC.

PLC Development Holdings, LLC had a 100-percent interest in Panda Texas Generating I, LLC and Panda Texas Generating II, LLC.

Panda Texas Generating I, LLC had a .5-percent interest in Texas Independent Energy, LP.

Panda Texas Generating II, LLC had a 49.5-percent interest in Texas Independent Energy, LP.

Texas Independent Energy, LP had a 100-percent interest in Guadalupe Power I, LLC and Guadalupe Power II, LLC.

Guadalupe Power I, LLC had a 1-percent interest in Guadalupe Power Partners, LP.

Guadalupe Power II, LLC had a 99-percent interest in Guadalupe Power Partners, LP.

13.	Odessa-Ector Power Partners, LP

At December 31, 2003:

TECO Wholesale Generation, Inc. had a 100-percent interest in TPS Holdings II, Inc.

TPS Holdings II, Inc. had a 100-percent interest in PLC Development Holdings, LLC.

PLC Development Holdings, LLC had a 100-percent interest in Panda Texas Generating I, LLC and Panda Texas Generating II, LLC.

Panda Texas Generating I, LLC had a .5-percent interest in Texas Independent Energy, LP.

Panda Texas Generating II, LLC had a 49.5-percent interest in Texas Independent Energy, LP.

Texas Independent Energy, LP had a 100-percent interest in

Odessa-Ector Power I, LLC and Odessa-Ector Power II, LLC.

Odessa-Ector Power I, LLC had a 1-percent interest in Odessa-Ector Power Partners, LP.

Odessa-Ector Power II, LLC had a 99-percent interest in Odessa-Ector Power Partners, LP.

(c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

1.	TCAE

At December 31, 2003:

TECO Wholesale Generation, Inc. had advanced $22.7 million to and invested $6.2 million in TPS Guatemala One, Inc.

TPS Guatemala One, Inc. had invested $21.6 million in TCAE.

2.	EEGSA

At December 31, 2003:

TECO Wholesale Generation, Inc. had invested $305.8 million in TPS International Power, Inc.

TPS International Power, Inc. had invested $141.7 million in TPS de Ultramar, Ltd.

TPS de Ultramar, Ltd. had invested $131.7 million in TPS de Ultramar Guatemala, S.A.

TPS de Ultramar Guatemala, S.A. had invested $125.6 million in DECA II.

DECA II had invested $520.0 million in EEGSA.

Guarantees totaling $16 million at December 31, 2003 were provided by TECO Energy to support certain activities of EEGSA.

3.	CGESJ

At December 31, 2003:

TECO Wholesale Generation, Inc. had invested $305.8 million in TPS International Power, Inc.

TPS International Power, Inc. had invested $(5.7) million in TPS San Jose International, Inc.

TPS International Power, Inc. had invested $164.3 million in San Jose, LDC.

TPS San Jose International, Inc. had invested $13.9 million in TPS San Jose, LDC.

TPS San Jose International, Inc. had invested $(2.0) million in Techologia Maritima, S.A.

TPS San Jose, LDC had invested $20.9 million in San Jose Power Holding Company, Ltd.

TPS San Jose, LDC had invested $.01 million in Palm Import and Export Corporation.

TPS San Jose, LDC had invested $76.9 million in Triangle Finance Company, LLC.

Triangle Finance Company, LLC had invested $79.0 million in CGESJ.

San Jose Power Holding Company, Ltd. had invested $18.8 million in CGESJ.

Palm Import and Export Corporation had invested $1.6 million in CGESJ.

Standby letters of credit and guarantees totaling $16.1 million at December 31, 2003 were provided by TECO Energy to support certain activities of CGESJ.

4.	Commonwealth Chesapeake Company, LLC

At December 31, 2003:

TECO Wholesale Generation, Inc. had invested $134.3 million in TM Power Ventures, LLC.

TM Power Ventures, LLC had invested $172.5 million in TM Delmarva Power, LLC.

TM Delmarva Power, LLC had invested $168.9 million in Commonwealth Chesapeake Company, LLC.

5.	TPS Dell, LLC

At December 31, 2003:

TECO Wholesale Generation, Inc. had invested $884.9 million in TECO Power Ventures, Inc.

TECO Power Ventures, Inc. had invested $884.9 million in TPS TriCo, LLC.

TPS TriCo, LLC had invested $333.7 million in TPS Dell, LLC.

6.	TPS McAdams, LLC

At December 31, 2003:

TECO Wholesale Generation, Inc. had invested $884.9 million in TECO Power Ventures, Inc.

TECO Power Ventures, Inc. had invested $884.9 million in TPS TriCo, LLC.

TPS TriCo, LLC had invested $349.3 million in TPS McAdams, LLC.

7.	Union Power Partners, LP

At December 31, 2003:

TECO Wholesale Generation had invested $499.7 million in TPS LP, Inc. and $4.9 million in TPS GP, Inc.

TPS LP, Inc. had invested ($46.1) million in TECO-Panda Generation Company LP.

TPS GP, Inc. had invested ($.46) million in TECO-Panda Generation Company LP.

TECO-Panda Generation Company, LP had invested ($.08) million in Union Power I, LLC and ($8.6) million in Union Power II, LLC.

Union Power I, LLC had invested ($.08) million in Union Power Partners, LP.

Union Power II, LLC had invested ($8.6) million in Union Power Partners, LP.

8.	Panda Gila River, LP

At December 31, 2003:

TECO Wholesale Generation, Inc. had invested $499.7 million in TPS LP, Inc. and $4.9 million in TPS GP, Inc.

TPS LP, Inc. had invested ($46.1) million in TECO-Panda Generation Company, LP.

TPS GP, Inc. had invested ($.5) million in TECO-Panda Generation Company, LP.

TECO-Panda Generation Company, LP had invested ($.4) million in Panda Gila River I, LLC and ($40.9) million Panda Gila River II, LLC.

Panda Gila River I had invested ($.4) million in Panda Gila River, LP.

Panda Gila River II, LLC had invested ($40.9) million in Panda Gila River, LP.

9.	Hamakua Energy Partners, LP

At December 31, 2003:

TECO Wholesale Generation, Inc. had invested ($.1) million in TPS Hamakua, Inc. and $9.8 million in TPS Hawaii, Inc.

TPS Hawaii, Inc. had invested $10.6 million in Hamakua A, LLC.

TPS Hamakua, Inc. had invested ($.1) million in Hamakua Energy Partners, LP.

Hamakua A, LLC had invested $5.2 million in Hamakua Energy Partners, LP.

10.	Frontera Generation Limited Partnership

At December 31, 2003:

TECO Wholesale Generation, Inc. had invested $884.9 million in TECO Power Ventures, Inc.

TECO Power Ventures, Inc. had invested $884.9 million in TPS TriCo, LLC.

TPS TriCo, LLC had invested $2.0 million in TPS Tejas GP, LLC and $200.2 million in TPS Tejas LP, LLC.

TPS Tejas GP, LLC had invested $2.0 million in Frontera Generation Limited Partnership.

TPS Tejas LP, LLC had invested $200.2 million in Frontera Generation Limited Partnership.

11.	Texas Independent Energy Operating Company, LLC

At December 31, 2003:

TECO Wholesale Generation, Inc. had invested $158.9 million in TPS Holdings II, Inc.

TPS Holdings II, Inc. had invested $158.9 million in PLC Development Holdings, LLC.

PLC Development Holdings, LLC had invested $1.5 million in Panda Texas Generating I, LLC and $157.4 million in Panda Texas Generating II, LLC.

Panda Texas Generating I, LLC had invested $1.5 million in Texas Independent Energy, LP.

Panda Texas Generating II, LLC had invested $157.4 million in Texas Independent Energy, LP.

Texas Independent Energy, LP had invested $1.1 million in Texas Independent Energy Operating Company, LLC.

12.	Guadalupe Power Partners, LP

At December 31, 2003:

TECO Wholesale Generation, Inc. had invested $158.9 million in TPS Holdings II, Inc.

TPS Holdings II, Inc. had invested $158.9 million in PLC Development Holdings, LLC.

PLC Development Holdings, LLC had invested $1.5 million in Panda Texas Generating I, LLC and $157.4 million Panda Texas Generating II, LLC.

Panda Texas Generating I, LLC had invested $1.5 million in Texas Independent Energy, LP.

Panda Texas Generating II, LLC had invested $157.4 million in Texas Independent Energy, LP.

Texas Independent Energy, LP had invested $1.4 million in Guadalupe Power I, LLC and $140.6 million in Guadalupe Power II, LLC.

Guadalupe Power I, LLC had invested $1.5 million in Guadalupe Power Partners, LP.

Guadalupe Power II, LLC had invested $149.5 million in Guadalupe Power Partners, LP.

13.	Odessa-Ector Power Partners, LP

At December 31, 2003:

TECO Wholesale Generation, Inc. had invested $158.9 million in TPS Holdings II, Inc.

TPS Holdings II, Inc. had invested $158.9 million in PLC Development Holdings, LLC.

PLC Development Holdings, LLC had invested $1.5 million in Panda Texas Generating I, LLC and $157.4 million Panda Texas Generating II, LLC.

Panda Texas Generating I, LLC had invested $1.5 million in Texas Independent Energy, LP.

Panda Texas Generating II, LLC had invested $157.4 million in Texas Independent Energy, LP.

Texas Independent Energy, LP had invested $1.6 million in Odessa-Ector Power I, LLC and $162.2 million in Odessa-Ector Power II, LLC.

Odessa-Ector Power I, LLC had invested $1.7 million in Odessa-Ector Power Partners, LP.

Odessa-Ector Power II, LLC had invested $166.0 million in Odessa-Ector Power Partners, LP.

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

Total capitalization of TCAE at Dec. 31, 2003 was $47.4 million. Total earnings of TCAE for the year ended December 31, 2003 were $6.6 million. TPS Guatemala One’s portion of the earnings of TCAE for the year ended Dec. 31, 2003 was $6.3 million.

Total capitalization of EEGSA at Dec. 31, 2002 was $682.6 million. Total earnings of EEGSA for the year ended Dec. 31, 2002 were $20.8 million. (4)

Total capitalization of CGESJ at Dec. 31, 2003 was $89.2 million. Total earnings of CGESJ at Dec. 31, 2003 were $18.0 million.

Total capitalization of Commonwealth Chesapeake Company, LLC at Dec. 31, 2003 was $167.9 million. TM Power Venture’s portion of the earnings of Commonwealth Chesapeake Company, LLC for the year ended Dec. 31, 2003 was $5.8 million.

Total capitalization of TPS Dell, LLC at Dec. 31, 2003 was $333.7 million. Total earnings of TPS Dell, LLC was $0, as the project has ceased construction.

Total capitalization of TPS McAdams, LLC at Dec. 31, 2003 was $349.0 million. Total earnings of TPS McAdams, LLC was $0, as the project has ceased construction.

Total capitalization of Union Power Partners, LP at Dec. 31, 2003 was $646.7 million. Total earnings of Union Power Partners, LP was $(589.5) million.

Total capitalization of Panda Gila River, LP at Dec. 31, 2003 was $700.3 million. Total earnings of Panda Gila River, LP was $(642.9) million.

Total capitalization of Hamakua Energy Partners, LP at Dec. 31, 2003 was $5.2 million. Total earnings of Hamakua Energy Partners, LP for the year ended Dec. 31, 2003 was $1.7 million. (5)

Total capitalization of Frontera Generation Limited Partnership at Dec. 31, 2003 was $202.2 million. Total earnings of Frontera Generation Limited Partnership for the year ended Dec. 31, 2003 was $(73.7) million.

Total capitalization of Texas Independent Energy Operating Company, LLC was $1.1 million. Total earnings of Texas Independent Energy Operating Company, LLC for the year ended Dec. 31, 2003 was $0 million. (6)

(4)	The earnings and capitalization for EEGSA at Dec. 31, 2003, are not available until April 2004 and will be filed supplementally at that time. The amounts reported are for the year 2002. The amounts represent 100% of the EWG’s earnings and capitalization.

(5)	The earnings and capitalization of Hamakua Energy Partners, LP represent 100% of the earnings and capitalization provided by the EWG.

(6)	The amounts represent 100% of the earnings and capitalization that are provided by the EWG.

Total capitalization of Guadalupe Power Partners, LP was $382.0 million. Total earnings of Guadalupe Power Partners, LP for the year ended Dec. 31, 2003 was ($9.5) million. (6)

Total capitalization of Odessa-Ector Power Partners, LP was $413.1 million. Total earnings of Odessa-Ector Power Partners, LP for the year ended Dec. 31, 2003 was $4.8 million. (6)

(e)	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

1. TPS Operaciones de Guatemala, Limitada (TPS Operaciones) has an agreement to provide operations and maintenance services to CGESJ. TPS Operaciones is reimbursed for its direct expenses and received an operating fee of $21,597/month, with performance incentives and price escalation based on the Consumer Price Index (CPI).

2. TPS Administraciones, Limitada (TPS Administraciones) has an agreement to provide administrative and support services to CGESJ. TPS Administraciones is reimbursed for its direct expenses and received an annual fee of $84,045, with price escalation based on the CPI.

3. TPS Operaciones has an agreement to provide operations and maintenance services to TCAE. TPS Operaciones is reimbursed for its direct expenses and received an operating fee of $33,426/month, with price escalation based on the CPI. A bonus/penalty is paid/assessed to/against TPS Operaciones based on performance guarantees.

4. TPS Administraciones provides administrative and support services to TCAE. TPS Administraciones received a $5,000/month fee and is being reimbursed for its direct costs.

5. TPS Virginia Operations Company (VAOPS) O&M agreement fee from Commonwealth Chesapeake Company, LLC is $12,966 per month and is escalated annually by the CPI. VAOPS is being reimbursed for its direct costs.

6. TPS Dell Operations Company (DellOPS) O&M agreement fee from TPS Dell, LLC is $20,000 per month. DellOPS is being reimbursed for its direct costs.

(6)	The amounts represent 100% of the earnings and capitalization that are provided by the EWG.

7.	TPS McAdams Operations Company (McAdamsOPS) O&M agreement fee from TPS McAdams, LLC is $20,000 per month. McAdamsOPS is being reimbursed for its direct costs.

8.	TPS Arizona Operations Company (AZOPS) O&M agreement fee from Panda Gila River, LP is $29,166 per month. AZOPS is being reimbursed for its direct costs.

9.	TPS Arkansas Operations Company (AROPS) O&M agreement fee from Union Power Partners, LP is $29,166 per month. AROPS is being reimbursed for its direct costs.

10.	TPS Frontera Operations Company (FronteraOPS) O&M agreement fee from Frontera Generation Limited Partnership is $41,500 per month. FronteraOPS is being reimbursed for its direct costs.

Attached hereto as Exhibit A are consolidating balance sheets and statements of income and retained earnings for the twelve months ended December 31, 2003 of TECO Energy and its subsidiaries.

Attached hereto as Exhibit B is an organizational chart showing the relationship of each EWG and foreign utility companies set forth in Item 4(a).

TECO Energy has caused this statement to be duly executed on its behalf by its authorized officer by the 28th day of February, 2004.

(CORPORATE SEAL)	TECO ENERGY, INC.

	BY:	/S/ S.M. Payne
S.M. Payne
Attest:		Vice President-Corporate Accounting and Taxes
D. E. Schwartz, Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Name:	S. M. Payne
Title:	Vice President-Corporate Accounting & Taxes
Address:	TECO Energy, Inc. TECO Plaza 702 North Franklin Street Tampa, FL 33602

Exhibit A

TECO ENERGY, INC

CONSOLIDATING BALANCE SHEET

December 31, 2003

(thousands of dollars)

	Tampa Electric Company	Diversified Companies(1)	TECO Energy- Parent/Other(2)	TECO Finance	Eliminations	TECO Energy, Inc. (Consolidated)
Assets
Current Assets:
Cash and Cash Equ.	$30,552	$48,152	$28,880	$644	$—	$108,228
Restricted Cash	—	44,424	6,949	—	—	51,373
Short Term Inv.	—	6	—	—	—	6
Receiv. less allow for uncollect.	196,185	362,853	3,081,916	1	(3,360,590)	280,365
Interest Receivable Affiliates	—	—	10,947	—	(10,947)	—
Current Derivative Asset	4,794	16,267	—	—	—	21,061
Inventories at average cost:				—
Fuel	71,243	16,972	—	—	—	88,215
Materials & Supplies	43,811	38,711	—	—	—	82,522
Prepayments and other current assets	17,957	50,696	—	—		68,653
Assets held for sale, current	—	169,358	—	—	—	169,358

	364,542	747,439	3,128,692	645	(3,371,537)	869,781

Investment in subsidiaries	—	—	1,365,529	—	(1,365,529)	—

Property, plant & equip. orig cost
Utility plant in svc - ele	4,693,484	552,060	—	—	—	5,245,544
Utility plant in svc - gas	778,159	—	—	—	—	778,159
CWIP	469,979	723,273	—	—	—	1,193,252
Other property	3,718	839,999	102	—	538	844,357

	5,945,340	2,115,332	102	—	538	8,061,312
Less Accum. Depr.	1,808,166	552,981	14	—	—	2,361,161
F/A Valuation Adjustment	—	21,118	—	—	—	21,118

	4,137,174	1,541,233	88	—	538	5,679,033

Other Assets
Intangible Asset	—	4,930	—	—	—	4,930
Goodwill	—	71,188	—	—	—	71,188
Long Term Derivative Asset	—	—	—	—	—	—
Investment in unconsolidated affiliates	—	343,476	—	—	—	343,476
Other investments	—	8,067	8,442	—	—	16,509
Deferred income tax	133,491	774,171	300,751	1,514	(158,418)	1,051,509
Deferred charges & other assets	207,588	94,641	46,255	—	—	348,484
Assets held for sale	—	2,077,438	—	—	—	2,077,438

	341,079	3,373,911	355,448	1,514	(158,418)	3,913,534

	$4,842,795	$5,662,583	$4,849,757	$2,159	$(4,894,946)	$10,462,348

(1)	Diversified companies consist of: TECO Diversified Consolidated, TECO Wholesale Generation Consolidated and TECO Stevedoring.
(2)	TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

TECO ENERGY, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2003

(thousand of dollars)

	Tampa Electric Company	Diversified Companies(1)	TECO Energy- Parent/Other(2)	TECO Finance	Eliminations	TECO Energy, Inc. (Consolidated)
Current liabilities
Long-term debt due w/i 1 year	$—	$—	$—	$—	$—	$—
Recourse	6,050	—	—	—	—	6,050
Non-recourse	—	25,496	—	—	—	25,496
Notes payable	—	—	37,500	—	—	37,500
Accounts payable	175,005	3,101,506	265,812	133,246	(3,361,837)	313,732
Interest payable -affiliates	—	10,947	—	—	(10,947)	—
Current derivative liability	—	12,045	—	—	—	12,045
Customer deposits	101,405	—	—	—	—	101,405
Interest accrued	26,730	3,185	26,719	—	—	56,634
Taxes accrued	82,928	65,204	1,594	—	209	149,935
Liab.assoc. w/assets held for sale, current	—	1,544,368	—	—	—	1,544,368

	392,118	4,762,751	331,625	133,246	(3,372,575)	2,247,165
Deferred income taxes	474,509	41,402	140,535	—	(158,418)	498,028
Investment tax credit	22,533	286	—	—	—	22,819
Regulatory liability-tax related	29,883	—	—	—	—	29,883
Other deferred credits	681,158	114,332	98,914	—	—	894,404
Liab.assoc. w/assets held for sale	—	697,846	—	—	—	697,846
Minority interest	—	1,852	—	—	—	1,852
Common stock	1,376,786	853,569	1,413,789	100	(2,235,625)	1,408,619
Retained earnings	274,876	(1,003,293)	271,660	(131,187)	871,672	283,728
Long term debt- not current
Recourse	1,590,932	110,601	1,958,751	—	—	3,660,284
Non-recourse	—	83,237	—	—	—	83,237
Preferred securities	—	—	649,125	—	—	649,125
Unearned comp.related to ESOP	—	—	(14,642)	—	—	(14,642)

	$4,842,795	$5,662,583	$4,849,757	$2,159	$(4,894,946)	$10,462,348

(1)	Diversified companies consist of: TECO Diversified Consolidated, TECO Wholesale Generation Consolidated and TECO Stevedoring.
(2)	TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

TECO ENERGY, INC.

CONSOLIDATING STATEMNT OF INCOME

TWELVE MONTHS ENDED December 31, 2003

(thousands of dollars)

	Tampa Electric Company	Diversified Companies (1)	TECO Energy- Parent/Other (2)	TECO Finance	Eliminations	TECO Energy, Inc. (Consolidated)
Revenue	$1,994,537	$837,482	$264	$348	$(115,125)	$2,717,506
Expenses
Operation	1,160,658	729,856	7,210	1,995	(117,754)	1,781,965
Maintenance	94,274	56,824	—	—	—	151,098
Depreciation	243,019	78,124	14	—	44	321,201
Asset adjustment	79,597	65,465	—	—	—	145,062
Goodwill impairment	—	122,662	—	—	—	122,662
Restructuring charges	14,028	7,995	2,613	—	—	24,636
Taxes-other than income	136,754	36,483	28	—	—	173,265
Taxes-Fed & State income	—	—	—	—	—	—

	1,728,330	1,097,409	9,865	1,995	(117,710)	2,719,889

Income from operations	266,207	(259,927)	(9,601)	(1,647)	2,585	(2,383)

Other income (expense)
Allowance for other funds	19,777	—	—	—	—	19,777
Other income (expense), net	1,209	54,529	5,166	—	(1,895)	59,009
Loss on debt extinguishment	—	—	—	—	—	—
TMDP arbitration reserve	—	(32,000)	—	—	—	(32,000)
Earnings from equity investment	—	(411)	—	—	—	(411)

	20,986	22,118	5,166	—	(1,895)	46,375

Income before Int. & income taxes	287,193	(237,809)	(4,435)	(1,647)	690	43,992
Interest charges
Interest expense	108,182	135,083	36,581	—	1,604	281,450
Distribution on redeemable pref. sec.	—	—	39,950	—	—	39,950
Allow. for borrowed funds	(7,638)	—	—	—	—	(7,638)

	100,544	135,083	76,531	—	1,604	313,762

Income before prov. for income tax	186,649	(372,892)	(80,966)	(1,647)	(914)	(269,770)
Prov for income taxes	63,237	(193,511)	(30,920)	(636)	(887)	(162,717)
Minority interest	—	48,801	—	—	—	48,801

Net (loss) Income from continuing operations	123,412	(130,580)	(50,046)	(1,011)	(27)	(58,252)
Discontinued operations
Income (loss) from discontinued operations	—	(1,324,327)	810	—	—	(1,323,517)
Provision for income taxes	—	(458,792)	(17,915)	—	—	(476,707)

Net (loss) gain on discontinued operations	—	(865,535)	18,725	—	—	(846,810)
Cumulative effect of change in accounting principle	—	(1,111)	(3,233)	—	—	(4,344)

Net (loss) income	$123,412	$(997,226)	$(34,554)	$(1,011)	$(27)	$(909,406)

(1)	Diversified companies consist of: TECO Diversified Consolidated, TECO Wholesale Generation Consolidated and TECO Stevedoring.
(2)	TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

TECO ENERGY, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

TWELVE MONTHS ENDED December 31, 2003

(thousands of dollars)

	Tampa Electric Company	Diversified Companies (1)	TECO Energy- Parent/Other (2)		TECO Finance	Eliminations	TECO Energy, Inc. (Consolidated)
Balance, beginning of period	$302,906	$109,118	$1,368,234		$(130,176)	$(277,677)	$1,372,405
Add:
Net Income	123,412	(997,226)	(907,758	)(3)	(1,011)	873,177	(909,406)
Comprehensive Income	—	29,422	(43,960)		—	—	(14,538)
Tax benefits—ESOP Dividends	—	—	492		—	—	492

	426,318	(858,686)	417,008		(131,187)	595,500	448,953
Deduct:
Cash dividends on capital stock
Preferred	—	—	—		—	—	—
Common	151,442	144,607	165,225		—	(296,049)	165,225
Other—Adjustment	—	—	(19,877	)(4)	—	19,877	—

Balance, end of period	$274,876	$(1,003,293)	$271,660		$(131,187)	$871,672	$283,728

(1)	Diversified companies consist of: TECO Diversified Consolidated, TECO Wholesale Generation Consolidated and TECO Stevedoring

(2)	TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

(3)	Includes $(873,204) of TECO Energy’s equity in earnings of subsidiaries.

(4)	Parent reversed investment in TECO Inventories to record dissolution of 12/31/03.

TECO DIVERSIFIED, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2003

(thousand of dollars)

	TECO Solutions	TECO Coal	TECO Transport	TECO CBM	TECO Properties	TECO Diversified Parent	Eliminations		TECO Diversified (Consolidated)
Assets
Current Assets:
Cash and Cash Equ.	$3,864	$3,319	$419	$1,061	$626	$161	$—		$9,450
Restricted Cash	—	15,398	—	—	—	—	—		15,398
Short Term Inv.	—	6	—	—	—	—	—		6
Receiv. less allow for uncollect.	31,108	42,392	114,535	—	23,526	118,914		(1)	330,474
Interest Receivable Affiliates	—	—	—	—	—	—	—		—
Current Derivative Asset	—	—	—	—	—	—	—		—
Inventories at average cost:	—	—	—	—	—	—	—		—
Fuel	—	9,719	—	—	—	—	—		9,719
Materials & Supplies	16	6,623	14,489	—	—	—	—		21,128
Prepayments and other current assets	1,171	9,704	669	9,353	—	—	—		20,897
Assets held for sale, current	96,432	—	—	—	—	—	—		96,432

	132,591	87,161	130,112	10,414	24,152	119,075		(1)	503,504

Investment in subsidiaries	—	—	—	—	—	433,015	(433,015)		—

Property, plant & equip. orig cost
Utility plant in svc - ele	—	—	—	—	—	—	—		—
Utility plant in svc - gas	—	—	—	—	—	—	—		—
CWIP	—	189	10,861	—	—	—	—		11,050
Other property	5,645	282,970	513,453	—	24,198	—	—		826,266

	5,645	283,159	524,314	—	24,198	—	—		837,316
Less Accum. Depr.	3,084	130,551	349,279	—	428	—	—		483,342
F/A Value Adjustment	—	—	—	—	—	—	—		—

	2,561	152,608	175,035	—	23,770	—	—		353,974
Other Assets
Intangible Asset	—	—	—	—	—	—	—		—
Goodwill	11,828	—	—	—	—	—	—		11,828
Long Term Derivative Asset	—	—	—	—	—	—	—		—
Investment in unconsolidated affiliates	38,816	—	—	—	4,962	—	—		43,778
Other investments	—	—	—	—	—	—	—		—
Deferred income tax	31,471	63,654	9,979	—	2,331	—	—		107,435
Deferred charges & other assets	3,776	37,388	661	—	99	—	—		41,924
Assets held for sale	9,717	—	—	—	—	—	—		9,717

	95,608	101,042	10,640	—	7,392	—	—		214,682

	$230,760	$340,811	$315,787	$10,414	$55,314	$552,090	$(433,016)		$1,072,160

TECO DIVERSIFIED, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2003

(thousands of dollars)

	TECO Solutions	TECO Coal	TECO Transport	TECO CBM	TECO Properties	TECO Diversified Parent	Eliminations	TECO Diversified (Consolidated)
Current liabilities
Long-term debt due w/i 1 year
Recourse	$—	$—	$—	$—	$—	$—	$—	$—
Non-recourse	—	—	—	—	7,674	—	—	7,674
Notes payable	—	—	—	—	—	—	—	—
Accounts payable	48,232	66,577	31,376	8,213	3	—	(1)	154,400
Interest Payable -Affiliates	218	857	(90)	—	78	—	—	1,063
Current Derivative Liability	—	—	—	—	—	—	—	—
Customer deposits	—	—	—	—	—	—	—	—
Interest accrued	—	—	1,899	—	—	—	—	1,899
Taxes accrued	200	49,775	2,020	2,087	88	—	—	54,170
Liab.assoc. w/assets held for sale, current	55,416	—	—	—	—	—	—	55,416

	104,066	117,209	35,205	10,300	7,843	—	(1)	274,622

Deferred income taxes	14,756	442	4,000	324	—	—	—	19,522
Investment tax credit	—	—	286	—	—	—	—	286
Regulatory liability-tax related	—	—	—	—	—	—	—	—
Other deferred credits	4,671	30,018	72,854	—	—	—	—	107,543
Liab.assoc. w/assets held for sale	—	—	—	—	—	—	—	—
Minority interest	—	1,069	—	—	—	—	—	1,069

Common stock	120,750	164,519	53,457	1	49,985	519,227	(388,712)	519,227
Retained earnings	(13,483)	27,554	39,384	(211)	(2,514)	32,863	(44,303)	39,290
Long term debt - not current
Recourse	—	—	110,601	—	—	—	—	110,601
Non-recourse	—	—	—	—	—	—	—	—
Preferred securities	—	—	—	—	—	—	—	—
Unearned comp. related to ESOP	—	—	—	—	—	—	—	—

	$230,760	$340,811	$315,787	$10,414	$55,314	$552,090	$(433,016)	$1,072,160

TECO DIVERSIFIED, INC.

CONSOLIDATING STATEMENT OF INCOME

TWELVE MONTHS ENDED December 31, 2003

(thousands of dollars)

	TECO Solutions	TECO Coal	TECO Transport	TECO CBM	TECO Properties	TECO Diversified Parent	Eliminations	TECO Diversified (Consolidated)
Revenue	$91,707	$296,297	$260,644	$193	$2,551	$—	$—	$651,392
Expenses
Operation	99,753	297,568	179,045	—	2,635	—	—	579,001
Maintenance	10	22,262	24,053	—	—	—	—	46,325
Depreciation	877	34,163	20,562	—	—	—	—	55,602
Asset adjustment	12,200	—	—	—	—	—	—	12,200
Goodwill impairment	20,832	—	—	—	—	—	—	20,832
Restructuring charges	516	—	1,704	—	700	—	—	2,920
Taxes-other than income	366	25,290	5,327	—	67	—	—	31,050
Taxes-Fed & State income	—	—	—	—	—	—	—	—

	134,554	379,283	230,691	—	3,402	—	—	747,930

Income from operations	(42,847)	(82,986)	29,953	193	(851)	—	—	(96,538)

Other income (expense)
Allowance for other funds...	—	—	—	—	—	—	—	—
Other income (expense), net	(1,232)	57,943	10	—	7	—	—	56,728
Loss on debt extinguishment	—	—	—	—	—	—	—	—
TMDP arbitration reserve	—	—	—	—	—	—	—	—
Earnings from equity investment	1,373	—	—	—	758	—	—	2,131

	141	57,943	10	—	765	—	—	58,859

Income before Int. & income taxes	(42,706)	(25,043)	29,963	193	(86)	—	—	(37,679)
Interest charges
Interest expense	3,966	11,048	4,898	—	959	—	—	20,871
Distribution on redeemable pref. sec.
Allow. for borrowed funds...	—	—	—	—	—	—	—	—

	3,966	11,048	4,898	—	959	—	—	20,871

Income before prov. for income tax	(46,672)	(36,091)	25,065	193	(1,045)	—	—	(58,550)
Prov for income taxes	(18,741)	(64,417)	9,733	75	(509)	—	—	(73,859)
Minority interest	—	48,801	—	—	—	—	—	48,801

Net (loss) Income from continuing operations	(27,931)	77,127	15,332	118	(536)	—	—	64,110

Discontinued operations
Income (loss) from discontinued operations	8,500	—	—	37,421	—	—	—	45,921
Provision for income taxes	3,502	—	—	14,596	—	—	—	18,098

Net (loss) gain on discontinued operations	4,998	—	—	22,825	—	—	—	27,823

Cumulative effect of change in accounting principle	—	(294)	(817)	—	—	—	—	(1,111)

Net (loss) income	$(22,933)	$76,833	$14,515	$22,943	$(536)	$—	$—	$90,822

TECO DIVERSIFIED, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

TWELVE MONTHS ENDED December 31, 2003

(thousands of dollars)

	TECO Solutions		TECO Coal	TECO Transport	TECO CBM (1)	TECO Properties	TECO Diversified Parent	Eliminations	TECO Diversified (Consolidated)
Balance, beginning of period	$11,621		$35,461	$43,379	$17,432	$(1,978)	$86,648	$(100,551)	$92,012

Add:
Net Income	(22,933)		76,833	14,515	22,943	(536)	90,822	(90,822)	90,822
Earnings of sub’s	(600	)(2)	—	—	—	—	—	600	—
Comprehensive Income	1,988		—	(925)	—	—	—	—	1,063
Tax benefits - ESOP Dividends

	(9,924)		112,294	56,969	40,375	(2,514)	177,470	(190,773)	183,897

Deduct:
Cash dividends on capital stock
Preferred	—		—	—	—	—	—	—	—
Common	3,559		84,740	17,585	40,586	—	144,607	(146,470)	144,607
Other - Adjustment	—		—	—	—	—	—	—	—

Balance, end of period	$(13,483)		$27,554	$39,384	$(211)	$(2,514)	$32,863	$(44,303)	$39,290

(1)	Net income from TECO Coalbed Methane is classified as discontinued operations on TECO Energy’s consolidated Income Statement
(2)	Net income from TECO Properties prior to transfer to Diversified

TECO SOLUTIONS, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2003

(thousands of dollars)

	TECO BGA/BCH	TECO Gas Services	TECO Partners	TECO Propane Ventures	Prior Energy	Solutions Parent	Eliminations	TECO Solutions (Consolidated)
Assets
Current Assets:
Cash and Cash Equ.	$(1,479)	$504	$1,030	$513	$2,743	$553	$—	$3,864
Restricted Cash	—	—	—	—	—	—	—	—
Short Term Inv.	—	—	—	—	—	—	—	—
Receiv. less allow for uncollect.	13,091	2,580	2,109	8,708	—	4,699	(79)	31,108
Interest Receivable Affiliates	—	—	—	—	—	—	—	—
Current Derivative Asset	—	—	—	—	—	—	—	—
Inventories at average cost:	—	—	—	—	—	—	—	—
Fuel	—	—	—	—	—	—	—	—
Materials & Supplies	16	—	—	—	—	—	—	16
Prepayments and other current assets	454	569	148	—	—	—	—	1,171
Assets held for sale, current	4,302	—	—	—	92,130	—	—	96,432

	16,384	3,653	3,287	9,221	94,873	5,252	(79)	132,591

Investment in subsidiaries	—	—	—	—	—	101,269	(101,269)	—

Property, plant & equip. orig cost
Utility plant in svc - ele	—	—	—	—	—	—	—	—
Utility plant in svc - gas	—	—	—	—	—	—	—	—
CWIP	—	—	—	—	—	—	—	—
Other property	3,129	—	1,235	—	1,281	—	—	5,645

	3,129	—	1,235	—	1,281	—	—	5,645
Less Accum. Depr.	2,073	—	566	—	445	—	—	3,084
F/A Value Adjustment	—	—	—	—	—	—	—	—

	1,056	—	669	—	836	—	—	2,561

Other Assets
Intangible Asset	—	—	—	—	—	—	—	—
Goodwill	11,828	—	—	—	—	—	—	11,828
Long Term Derivative Asset	—	—	—	—	—	—	—	—
Investment in unconsolidated affiliates	353	—	3,700	34,763	—	—	—	38,816
Other investments	—	—	—	—	—	—	—	—
Deferred income tax	13,718	27	1,036	—	13,141	3,549	—	31,471
Deferred charges & other assets	3,099	—	677	—	—	—	—	3,776
Assets held for sale	7,980	—	—	—	9,437	(7,700)	—	9,717

	36,978	27	5,413	34,763	22,578	(4,151)	—	95,608

	$54,418	$3,680	$9,369	$43,984	$118,287	$102,370	$(101,348)	$230,760

TECO SOLUTIONS, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2003

(thousands of dollars)

	TECO BGA/BCH	TECO Gas Services	TECO Partners	TECO Propane Ventures	Prior Energy	Solutions Parent	Eliminations	TECO Solutions (Consolidated)
Current liabilities
Long-term debt due w/i 1 year	$—	$—	$—	$—	$—	$—	$—	$—
Notes payable	—	—	—	—	—	—	—	—
Accounts payable	8,518	1,116	9,934	—	27,211	1,532	(79)	48,232
Interest payable - Affiliates	127	(6)	18	79	—	—	—	218
Current Derivative Liability	—	—	—	—	—	—	—	—
Customer deposits	—	—	—	—	—	—	—	—
Interest accrued	—	—	—	—	—	—	—	—
Taxes accrued	249	(56)	26	(17)	—	(2)	—	200
Liab.assoc. w/assets held for sale, current	—	—	—	—	55,416	—	—	55,416

	8,894	1,054	9,978	62	82,627	1,530	(79)	104,066

Deferred income taxes	285	—	—	10,479	3,992	—	—	14,756
Investment tax credit	—	—	—	—	—	—	—	—
Regulatory liability-tax related	—	—	—	—	—	—	—	—
Other deferred credits	2,423	1,292	956	—	—	—	—	4,671
Liab.assoc. w/assets held for sale	—	—	—	—	—	—	—	—
Minority Interest	—	—	—	—	—	—	—	—

Common stock	65,506	1	—	19,560	23,000	120,750	(108,067)	120,750
Retained earnings	(22,690)	1,333	(1,565)	13,883	8,668	(19,910)	6,798	(13,483)
Long term debt - not current	—	—	—	—	—	—	—	—
Recourse	—	—	—	—	—	—	—	—
Non-recourse	—	—	—	—	—	—	—	—
Preferred securities	—	—	—	—	—	—	—	—
Unearned comp. related to ESOP	—	—	—	—	—	—	—	—

	$54,418	$3,680	$9,369	$43,984	$118,287	$102,370	$(101,348)	$230,760

TECO SOLUTIONS, INC.

CONSOLIDATING STATEMENT OF INCOME

TWELVE MONTHS ENDED December 31, 2003

(thousands of dollars)

	TECO BGA/BCH	TECO Gas Services	TECO Partners	TECO Propane Ventures	Prior Energy	Solutions Parent	Eliminations	TECO Solutions (Consolidated)
Revenue	$85,558	$—	$12,413	$—	$—	$—	$(6,264)	$91,707
Expenses
Operation	95,101	—	10,901	—	—	15	(6,264)	99,753
Maintenance	—	—	10	—	—	—	—	10
Depreciation	585	—	292	—	—	—	—	877
Asset adjustment	3,000	—	—	—	—	9,200	—	12,200
Goodwill impairment	20,832	—	—	—	—	—	—	20,832
Restructuring charges	—	—	516	—	—	—	—	516
Taxes-other than income	361	—	—	—	—	5	—	366
Taxes-Fed & State income	—	—	—	—	—	—	—	—

	119,879	—	11,719	—	—	9,220	(6,264)	134,554

Income from operations	(34,321)	—	694	—	—	(9,220)	—	(42,847)

Other income (expense)
Allowance for other funds...	—	—	—	—	—	—	—	—
Other income (expense), net	(181)	—	(1,036)	(35)	—	20	—	(1,232)
Loss on debt extinguishment	—	—	—	—	—	—	—	—
TMDP arbitration reserve	—	—	—	—	—	—	—	—
Earnings from equity investment	—	—	(1,187)	2,560	—	—	—	1,373

	(181)	—	(2,223)	2,525	—	20	—	141

Income before Int. & income taxes	(34,502)	—	(1,529)	2,525	—	(9,200)	—	(42,706)
Interest charges
Interest expense	2,723	—	302	941	—	—	—	3,966
Distribution on redeemable pref. sec.	—	—	—	—	—	—	—	—
Allow. for borrowed funds...	—	—	—	—	—	—	—	—

	2,723	—	302	941	—	—	—	3,966

Income before prov. for income tax	(37,225)	—	(1,831)	1,584	—	(9,200)	—	(46,672)
Prov. for income taxes	(14,266)	—	(615)	(309)	—	(3,551)	—	(18,741)
Minority interest	—	—	—	—	—	—	—	—

Net (loss) Income from continuing operations	(22,959)	—	(1,216)	1,893	—	(5,649)	—	(27,931)

Discontinued operations
Income (loss) from discontinued operations	—	1,958	—	—	6,542	—	—	8,500
Provision for income taxes	—	752	—	—	2,750	—	—	3,502

Net (loss) gain on discontinued operations	—	1,206	—	—	3,792	—	—	4,998

Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	—

Net (loss) income	$(22,959)	$1,206	$(1,216)	$1,893	$3,792	$(5,649)	$—	$(22,933)

TECO SOLUTIONS, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

TWELVE MONTHS ENDED December 31, 2003

(thousands of dollars)

	TECO BGA/BCH	TECO Gas Services	TECO Partners	TECO Propane Energy	Prior Energy	Solutions Parent	Eliminations	TECO Solutions (Consolidated)
Balance, beginning of period (1)	$1,451	$1,663	$(349)	$11,990	$5,705	$7,182	$(16,021)	$11,621

Add:
Net Income	(22,959)	1,206	(1,216)	1,893	3,792	(5,649)	—	(22,933)
Earnings of sub’s	—	—	—	—	—	(17,884)	17,284	(600)
Comprehensive Income		—	—	—	1,988	—	—	1,988
Tax benefits - ESOP Dividends	—	—	—	—	—	—	—	—

	(21,508)	2,869	(1,565)	13,883	11,485	(16,351)	1,263	(9,924)

Deduct:
Cash dividends on capital stock
Preferred	—	—	—	—	—	—	—	—
Common	1,182	1,536	—	—	2,817	3,559	(5,535)	3,559
Other - Adjustment	—	—	—	—	—	—	—	—

Balance, end of period	$(22,690)	$1,333	$(1,565)	$13,883	$8,668	$(19,910)	$6,798	$(13,483)

(1)	Balance at 12/31/02 has been restated to exclude TECO Properties; now a subsidiary of TECO Diversified

TECO WHOLESALE GENERATION, INC.

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(thousands of dollars)

	TECO Wholesale Generation (parent only)	TECO Energy Source	Pasco Power G.P.	H. Power I, Inc.	H. Power II, Inc.	TPS GO, Inc.	TPS OPS Holding Co.
Current assets
Cash and cash equivalents	$4,100	$(12,856)	$6	$—	$—	$(1,996)	$371
Restricted cash	—	—	—	7,256	21,770	—	—
Receivables	697,945	22,938	2	13,907	41,522	5,615	6,624
Inventories at average cost
Fuel	—	—	—	—	—	—	—
Materials and supplies	—	—	—	—	—	1,592	—
Discontinued Operations	—	—	—	—	—	—	—
Prepayments	1,620	12,547	—	—	—	584	(9)

	703,665	22,629	8	21,163	63,292	5,795	6,986

Investment in subsidiaries	—	—	—	—	—	—	—

Property, plant & equipment at original cost
Plant in service	—	—	—	—	—	42,472	38
Construction work in Process (CWIP)	21,227	—	—	—	—	—	—
Other property	9,312	3,872	—	—	—	—	—

	30,539	3,872	—	—	—	42,472	38
Less accum. deprec.	(2,791)	(1,434)	—	—	—	(12,096)	(13)

	27,748	2,438	—	—	—	30,376	25

Other assets
Goodwill	—	—	—	—	—	3,052	—
Notes Receivable	13,750	—	—	—	—	13,750	—
Investment in unconsolidated affiliates	1,425,204	—	—	—	—	—	—
Deferred charges & other assets	103,906	1,954	8	—	—	9,977	480

	$2,274,273	$27,021	$16	$21,163	$63,292	$62,950	$7,491

TECO WHOLESALE GENERATION, INC.

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(thousands of dollars)

	TPS Int’l Power	TM Power Ventures LLC	TECO Power Ventures Inc.	TPS GP / LP	Hamakua/ Hawaii	Eliminations	TECO Wholesale Generation (Consolidated)
Current assets
Cash and cash equivalents	$25,611	$11,473	$8,230	$2,940	$1,372	$(681)	$38,570
Restricted cash	—	—	—	18,815	—	(18,815)	29,026
Receivables	8,004	2,652	4,010	39,009	—	(794,053)	48,175
Inventories at average cost
Fuel	5,094	2,159	—	—	—	—	7,253
Materials and supplies	3,913	1,570	10,508	12,066	—	(12,066)	17,583
Discontinued Operations	—	—	—	—	—	2,675,023	2,675,023
Prepayments	607	183	318	2,355	—	(2,355)	15,850

	43,229	18,037	23,066	75,185	1,372	1,847,053	2,831,480

Investment in subsidiaries	—	—	—	—	—	—	—

Property, plant & equipment at original cost
Plant in service	155,949	167,899	187,158	1,402,063	—	(1,403,518)	552,061
Construction work in Process (CWIP)	—	—	669,878	15,303	—	(15,302)	691,106
Other property	550	—	—	—	—	—	13,734

	156,499	167,899	857,036	1,417,366	—	(1,418,820)	1,256,901
Less accum. deprec.	(21,227)	(14,683)	(17,591)	(49,442)		49,638	(69,639)

	135,272	153,216	839,445	1,367,924	—	(1,369,182)	1,187,262

Other assets
Goodwill	56,308	—	—	—	—	—	59,360
Notes Receivable	8,067	—	—	676,130	—	(689,880)	21,817
Investment in unconsolidated affiliates	127,707	—	—	—	13,078	(1,266,291)	299,698
Deferred charges & other assets	20,268	10,652	41,283	558,042	475	(558,043)	189,002

	$390,851	$181,905	$903,794	$2,677,281	$14,925	$(2,036,343)	$4,588,619

TECO WHOLESALE GENERATION, INC.

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(thousands of dollars)

	TECO Wholesale Generation (parent only)	TECO Energy Source	Pasco Power G.P.	H. Power I, Inc.	H. Power II, Inc.	TPS GO, Inc.	TPS OPS Holding Co.
Current Liabilities
Long-term debt due within one year	$—	$—	$—	$—	$—	$3,250	$—
Accounts payable	60,130	24,295	4	—	—	23,706	5,607
Interest accrued	9,884	—	—	—	—	—	—
Taxes accrued	1	—	—	265	796	5,746	73
Discontinued Operations	—	—	—	—	—	—	—

	70,015	24,295	4	265	796	32,702	5,680

Deferred income taxes	10,766	2,271	1	—	—	1,329	—
Other deferred credits	1,258	—	—	—	—	200	—
Sub debt - TECO Finance	13,750	—	—	—	—	—	—
Long-term debt, less amount due within one year	—	—	—	—	—	21,750	—
Advances from TECO Energy	2,875,180	—	—	—	—	—	—
Other liabilities -MI		—	—	—	—	783	—
Common stock	334,342	—	8	10,971	32,916	1	7
Other comprehensive Income	409	3,434	—	—	—	—	—
Retained earnings	(1,031,447)	(2,979)	3	9,927	29,580	6,185	1,804

	$2,274,273	$27,021	$16	$21,163	$63,292	$62,950	$7,491

TECO WHOLESALE GENERATION, INC.

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(thousands of dollars)

	TPS Int’l Power	TM Power Ventures LLC	TECO Power Ventures Inc.	TPS GP / LP	Hamakua/ Hawaii	Eliminations	TECP Wholesale Generation (Consolidated)
Current Liabilities
Long-term debt due within one year	$14,571	$—	$—	$16,170	$—	$(16,170)	$17,821
Accounts payable	121,358	46,346	676,171	61,117	304	(935,379)	83,659
Interest accrued	9	1,278	—	14,827	—	(14,826)	11,172
Taxes accrued	1,783	—	2,369	2,262	1	(2,262)	11,034
Discontinued Operations	—	—	—	—	—	2,186,798	2,186,798

	137,721	47,624	678,540	94,376	305	1,218,161	2,310,484

Deferred income taxes	5,304	—	—	—	2,210	—	21,881
Other deferred credits	206	—	4,427	41,286	—	(42,545)	4,832
Sub debt - TECO Finance	—	—	—	—	—	(13,750)	—
Long-term debt, less amount due within one year	61,487	—	—	2,071,130	—	(2,071,130)	83,237
Advances from TECO Energy	—	—	—	—	—	—	2,875,180
Other liabilities - MI	—	—	—	—	—	—	783
Common stock	75,679	182,160	265,333	1,483,295	16,859	(2,067,229)	334,342
Other comprehensive income	—	—	58	(14,574)	—	—	(10,673)
Retained earnings	110,454	(47,879)	(44,564)	(998,232)	(4,449)	940,150	(1,031,447)

	$390,851	$181,905	$903,794	$2,677,281	$14,925	$(2,036,343)	$4,588,619

TECO WHOLESALE GENERATION, INC.

CONSOLIDATING INCOME STATEMENT

TWELVE MONTHS ENDED DECEMBER 31, 2003

(thousands of dollars)

	TECO Wholesale Generation (parent only)	TECO Energy Source	Pasco Power G.P.	H. Power I, Inc.	H. Power II, Inc.	TPS GO, Inc.	TPS OPS Holding Co.

Revenues	$1,226	$24,697	$1	$72,746	$—	$19,485	$2,960

Expenses
Operation	31,708	1,466	—	4,765	—	3,560	1,497
Maintenance	—	—	—	1,302	—	213	—
Depreciation & Amortization	1,893	536	—	4,786	—	2,239	13
Asset Impairment	(2,494)	—	—	—	—	—	—
Goodwill Impairment	26,203	—	—	—	—	—	—
Restructuring	4,690	385	—	—	—	—	—
Fuel	—	27,676	—	37,301	—	—	—
BB4 - Pass Through	—	—	—	139	—	—	—
Taxes Other Than Income	761	166	—	1,957	—	512	1

	62,761	30,229	—	50,250	—	6,524	1,511

Income from Operations	(61,535)	(5,532)	1	22,496	—	12,961	1,449

TMDP Arbitration Reserve	—	—	—	—	—	—	—
Other Income	(11,575)	749	—	2,247	53,292	2,139	—

Income Before Interest & Income Taxes	(73,110)	(4,783)	1	24,743	53,292	15,100	1,449

Interest Charges
Long-Term Debt	104,588	—	—	6,918	—	1,844	—
Other Interest Expense	479	—	—	(6)	—	—	(5)

	105,067	—	—	6,912	—	1,844	(5)

Income Before Provision for Income Taxes	(178,177)	(4,783)	1	17,831	53,292	13,256	1,454

Equity Earnings in Subsidiaries	(997,373)	—	—	—	—	—	—

Provision for Income Taxes	(71,411)	(1,837)	—	6,892	20,675	7,728	545

NI From Continuing Operations	(1,104,139)	(2,946)	1	10,939	32,617	5,528	909

Discontinued Operations
Income from Disc Operations	—	—	—	—	—	—	—
Provision for Income Taxes	—	—	—	—	—	—	—

Net Gain on Discontinued Operations	—	—	—	—	—	—	—

Net Income	$(1,104,139)	$(2,946)	$1	$10,939	$32,617	$5,528	$909

Exhibit A

TECO WHOLESALE GENERATION, INC.

CONSOLIDATING INCOME STATEMENT

TWELVE MONTHS ENDED DECEMBER 31, 2003

(thousands of dollars)

	TPS Int’l Power	TM Power Ventures LLC	TECO Power Ventures Inc.	TPS GP / LP	Hamakua/ Hawaii	Eliminations	TECO Wholesale Generation (Consolidated)
Revenues	$64,955	35,335	$63,596	$319,357	$—	$(422,721)	$181,637

Expenses
Operation	6,945	13,948	8,282	40,240	—	(47,946)	64,465
Maintenance	1,510	594	7,871	10,998	—	(12,300)	10,188
Depreciation & Amortization	6,119	5,459	6,319	54,799	—	(59,640)	22,523
Asset Impairment	—	—	—	1,248,112	—	(1,185,679)	59,939
Goodwill Impairment	—	—	68,954	—	—	—	95,157
Restructuring	—	—	—	—	—	—	5,075
Fuel	17,381	14,958	49,926	269,715	—	(334,691)	82,266
BB4—Pass Through	—	—	—	—	—	(139)	—
Taxes Other Than Income	460	830	2,704	1,384	—	(3,342)	5,433

	32,415	35,789	144,056	1,625,248	—	(1,643,737)	345,046

Income from Operations	32,540	(454)	(80,460)	(1,305,891)	—	1,221,016	(163,409)

TMDP Arbitration Reserve	—	(32,000)	—	—	—	—	(32,000)
Other Income	9,156	(7,425)	2,451	(107,205)	(3,166)	62,802	3,465

Income Before Interest & Income Taxes	41,696	(39,879)	(78,009)	(1,413,096)	(3,166)	1,283,818	(191,944)

Interest Charges
Long-Term Debt	6,518	—	—	78,934	—	(86,435)	112,367
Other Interest Expense	—	1,416	—	—	—	6	1,890

	6,518	1,416	—	78,934	—	(86,429)	114,257

Income Before Provision for Income Taxes	35,178	(41,295)	(78,009)	(1,492,030)	(3,166)	1,370,247	(306,201)

Equity Earnings in Subsidiaries	—	—	—	—	—	989,167	(8,206)

Provision for Income Taxes	7,334	(16,047)	(27,363)	(521,882)	(1,199)	476,892	(119,673)

NI From Continuing Operations	27,844	(25,248)	(50,646)	(970,148)	(1,967)	1,882,522	(194,734)

Discontinued Operations
Income from Disc Operations	—	—	—	—	—	(1,370,248)	(1,370,248)
Provision for Income Taxes	—	—	—	—	—	(476,890)	(476,890)

Net Gain on Discontinued Operations	—	—	—	—	—	(893,358)	(893,358)

Net Income	$27,844	$(25,248)	$(50,646)	$(970,148)	$(1,967)	$989,164	$(1,088,092)

TECO WHOLESALE GENERATION, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

TWELVE MONTHS ENDED DECEMBER 31, 2003

(thousands of dollars)

	TECO Wholesale Generation (parent only)		TECO Energy Source	Pasco Power G.P.	H. Power I, Inc.	H. Power II, Inc.	TPS GO, Inc.	TPS OPS Holding Co.
Balance, beginning of period	$56,646		$(32)	$2	$1,021	$3,061	$2,170	$895
Add: Net income	(1,104,139	)(1)	(2,946)	1	10,939	32,617	5,528	909
Comprehensive Income	409		3,434	—	—	—	—	—

	(1,047,084)		456	3	11,960	35,678	7,698	1,804
Deduct:
Cash dividends on capital stock – Common
	16,046		(1)	—	(2,033)	(6,098)	(1,513)	—

Balance, end of period	$(1,031,038)		$455	$3	$9,927	$29,580	$6,185	$1,804

(1)	Includes $(997,373) of TECO Power Service's equity in earnings of subsidiaries.

Exhibit A

TECO WHOLESALE GENERATION, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

TWELVE MONTHS ENDED DECEMBER 31, 2003

(thousands of dollars)

	TPS Int’l Power	TM Power Ventures LLC	TECO Power Ventures Inc.	TPS GP / LP	Hamakua/ Hawaii	Eliminations	TECO Wholesale Generation (Consolidated)
Balance, beginning of period	$81,373	$(6,584)	$5,546	$(45,772)	$(1,982)	$(78,730)	$17,614

Add: Net income	27,844	(25,248)	(50,646)	(970,148)	(1,967)	989,164	(1,088,092)
Comprehensive Income	1,237	—	594	22,684	—	—	28,358

	110,454	(31,832)	(44,506)	(993,236)	(3,949)	910,433	(1,042,120)

Deduct:
Cash dividends on capital stock—Common	—	(16,047)	—	(19,570)	(500)	29,716	—

Balance, end of period	$110,454	$(47,879)	$(44,506)	$(1,012,806)	$(4,449)	$940,150	$(1,042,120)

EXHIBIT B

ORGANIZATIONAL CHART

SHOWING THE RELATIONSHIP OF EACH EWG

OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES

IN THE HOLDING-COMPANY SYSTEM

1.	TECO Energy, Inc.

TECO Wholesale Generation, Inc.

TPS Guatemala One, Inc.

Tampa Centro Americana de Electricidad, Ltda. – TCAE (an EWG)

2.	TECO Wholesale Generation, Inc.

TPS International Power, Inc.

TPS de Ultramar, Ltd.

TPS de Ultramar Guatemala, S.A.

Distribucion Electrica CentroAmericana II, S.A. - DECA II

Empressa Electrica de Guatemala, S.A. EEGSA (a foreign utility company)

3.	TECO Wholesale Generation, Inc.

TPS International Power, Inc.

TPS San Jose International, Inc.

TPS San Jose, LDC

TPS Palmera, LDC

Palm Import and Export Corporation

San Jose Power Holding Company, Ltd.

Central Generadora Electric San Jose, S.R.L. - CGESJ (an EWG and a foreign utility company)

4.	TECO Wholesale Generation, Inc.

TM Power Ventures, LLC

TM Delmarva Power LLC

Commonwealth Chesapeake Company, LLC - CCC (an EWG)

5.	TECO Wholesale Generation, Inc.

TECO Power Ventures, Inc.

TPS TriCo, LLC

TPS Dell, LLC (an EWG)

6.	TECO Wholesale Generation, Inc.

TECO Power Ventures, Inc.

TPS TriCo, LLC

TPS McAdams, LLC (an EWG)

7.	TECO Wholesale Generation, Inc.

TPS LP, Inc.

TPS GP, Inc.

TECO-Panda Generating Company, LP

Union Power I, LLC

Union Power II, LLC

Union Power Partners, LP (an EWG)

8.	TECO Wholesale Generation, Inc.

TPS LP, Inc.

TPS GP, Inc.

TECO-Panda Generating Company, LP

Panda Gila River I, LLC

Panda Gila River II, LLC

Panda Gila River, LP (an EWG)

9.	TECO Wholesale Generation, Inc.

TPS Hamakua, Inc.

TPS Hawaii, Inc.

Hamakua A, LLC

Hamakua Energy Partners, LP (an EWG)

10.	TECO Wholesale Generation, Inc.

    TECO Power Ventures, Inc.

TPS TriCo, LLC

TPS Tejas GP, LLC

TPS Tejas LP, LLC

Frontera Generation Limited Partnership (an EWG)

11.	TECO Wholesale Generation, Inc.

    TPS Holdings II, Inc.

PLC Development Holdings, LLC

Panda Texas Generating I, LLC

Panda Texas Generating II, LLC

Texas Independent Energy, LP

Texas Independent Energy Operating Company, LLC (an EWG)

12.	TECO Wholesale Generation, Inc.

    TPS Holdings II, Inc.

PLC Development Holdings, LLC

Panda Texas Generating I, LLC

Panda Texas Generating II, LLC

Texas Independent Energy, LP

Guadalupe Power I, LLC

Guadalupe Power II, LLC

Guadalupe Power Partners, LP (an EWG)

13.	TECO Wholesale Generation, Inc.

    TPS Holdings II, Inc.

PLC Development Holdings, LLC

Panda Texas Generating I, LLC

Panda Texas Generating II, LLC

Texas Independent Energy, LP

Odessa-Ector Power I, LLC

Odessa-Ector Power II, LLC

Odessa-Ector Power Partners, LP (an EWG)